================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ___________________________


                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              ___________________
                             DART GROUP CORPORATION
                           (Name Of Subject Company)
                          ___________________________

                             DGC ACQUISITION, INC.
                            RICHFOOD HOLDINGS, INC.
                                   (Bidders)
                          ___________________________

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title Of Class Of Securities)
                           __________________________

                                   237415104
                     (Cusip Number Of Class Of Securities)
                           _________________________

                                JOHN E. STOKELY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            RICHFOOD HOLDINGS, INC.
                            4860 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 915-6000

(Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                      Communications On Behalf Of Bidders)

                                   Copies to:
                             GARY E. THOMPSON, ESQ.
                               HUNTON & WILLIAMS
                          RIVERFRONT PLAZA, EAST TOWER
                              951 EAST BYRD STREET
                         RICHMOND, VIRGINIA  23219-4074
                                 (804) 788-8200
                          ____________________________

                                  MAY 8, 1998
            (Date Of Event Which Requires Filing Of This Statement)



                               Page 1 of 3 Pages
================================================================================

     This Amendment No. 2 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1, originally filed on April 15, 1998 (the "Schedule 14D-1"), as amended by Amendment No. 1, by DGC Acquisition, Inc., a Delaware corporation ("Purchaser"), and Richfood Holdings, Inc., a Virginia corporation ("Parent"). The Schedule 14D-1 relates to the tender offer by Purchaser to purchase all of the outstanding common stock, par value $1.00 per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at a price of $160.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1998, and in the related Letter of Transmittal (which, together with the any amendments hereto or thereto, constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the
Schedule 14D-1.

Item 10.  Additional Information.

     (f) The text set forth in the second paragraph under the caption "Certain Company Projections" in Section 8 of the Offer to Purchase and which currently states "None of the Company, Purchaser or Parent or their respective financial advisors or any of their respective directors or officers assumes any responsibility for the accuracy of any projections" is hereby amended to read "None of Purchaser or Parent or their respective financial advisors or the financial advisors to the Company or any of the foregoing entities' respective directors or officers assumes any responsibility for the accuracy of any projections.".

       The text set forth in clause (iii) in the first paragraph of Section 14 of the Offer to Purchase and which currently states "(iii) if, at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the foregoing events shall occur:" is hereby amended to read "(iii) if, at any time on or after the date of the Merger Agreement and before the Expiration Date any of the foregoing events shall occur:".

                                   SIGNATURES



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 1998

                                                   RICHFOOD HOLDINGS, INC.


                                                   By:  /s/ John E. Stokely
                                                        -------------------
                                                        Name: John E. Stokely
                                                        Title: President & Chief
                                                        Executive Officer


                                                   DGC ACQUISITION, INC.



                                                   By:  /s/ John E. Stokely
                                                        --------------------
                                                        Name: John E. Stokely
                                                        Title: President & Chief
                                                        Executive Officer

                                       3